SUB-ITEM 77C

Matters submitted to a vote of security holders

(a) On June 30, 2017, the Trust held a Meeting of
Shareholders for the purpose of electing Trustees. (b)At the meeting, Louis Ferrante and Carlos A. Leal were re-elected, and F. Gregory Ahern and Rodney P. Wood were elected, as Trustees of the Trust. In addition to Messrs.
Ahern, Ferrante, Leal and Wood, Louis Klein, Jr. and
Clement C. Moore serve as Trustees of the Trust. Mr. Klein and Mr. Moore did not stand for re-election because they intend to retire from the Board prior to December 31, 2017.
(c)The results of the voting were as follows:

Name: F. Gregory Ahern
For:  72,096,732
Withheld: 1,001,828

Name: Louis Ferrante
For:  72,181,505
Withheld: 917,376

Name: Carlos A. Leal
For:  70,479,258
Withheld: 2,619,623

Name: Rodney P. Wood
For:  72,199,708
Withheld: 898,852

(d)Not applicable.